February 7, 2008
Mr. Timothy A. Geishecker
Senior Counsel
Mail Stop 4651
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	Rohm and Haas Company Definitive 14A Filed March 23, 2007 File No. 001-03507
Dear Mr. Geishecker:
We have received your letter dated December 20, 2007 commenting on our September 20, 2007 response to the SEC’s comments and, following a conversation with Mr. Jay Ingram, we respond as follows:
1. We note your reply to comment number 9; however, we did not see responsive analysis regarding how you determined the amount of annual incentive cash bonuses, awards made under the LTPSP, and stock option and restricted stock grants or the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. Please refer to Item 402(b) of Regulation S-K.
Response to comment 1: We have read your comments and the published comments of the SEC staff regarding executive compensation disclosures and we will endeavor to provide the kind of analysis the SEC staff is seeking in our 2008 proxy statement.
2. We note your response to comment number 11 and that you will add language that the Committee establishes targets. Please confirm that you will disclose the actual targets. In addition, the disclosure does not depend on the extent to which it is applicable but rather the extent to which it is material. Please confirm that you will disclose material targets.
Response to comment 2: We believe we have disclosed material targets and intend to continue disclosing them to the extent they would not reveal confidential matters, the disclosure of which would result in competitive harm.
3. It appears from your response to comment number 12 that individual performance affects compensation in certain cases, including stock options and special bonuses. Please confirm that you will include analysis where individual performance has an impact on compensation.
Response to comment 3: We have read your comments and the published comments of the SEC staff and we will endeavor to provide the kind of analysis the SEC staff is seeking in our 2008 proxy statement.
4. We note your response to comment number 13; however, Item 402(b)(2)(vi) of Regulation S-K requires disclosure with specific acts of discretion used to adjust compensation. Please confirm that you will provide the revised disclosure.
Response to comment 4: We have read your comments and the published comments of the SEC staff and we will endeavor to provide the kind of analysis the SEC staff is seeking in our 2008 proxy statement.
5. We note your response to comment number 15. Please include language whether your policies or decisions apply to named executive officers in addition to the CEO and CFO and whether or not you limit such policies and decisions to misconduct.
Response to comment 5: We have read your comments and the published comments of the SEC staff and we will endeavor to provide the kind of analysis the SEC staff is seeking in our 2008 proxy statement.
Sincerely,
Gail P. Granoff
Chief Compliance and Governance Officer
cc: Mr. Jay Ingram